YELLOWCAKE MINING INC.

720 – 999 West Broadway

Vancouver, BC, Canada V5Z 1K5

August 12, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Attention:	John P. Lucas, Staff Attorney, Division of Corporate Finance

Dear Sirs/Mesdames:

Re:	YELLOWCAKE MINING INC. (the “Company”)
Registration Statement on Form S-1 Filed September 15, 2008
Amendment No. 1 filed on December 9, 2008
Amendment No. 2 filed on February 9, 2009
(the “Registration Statement”)
File No. 333-153476

                The Company hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw their Registration Statement. The Registration Statement is being withdrawn because we have decided not to register the shares listed therein. We no longer see the benefit to our company or our shareholders of continuing with the registration statement.

There was no circulation of preliminary prospectuses in connection with the proposed secondary offering. The Registration Statement was not declared effective by the Securities and Exchange Commission and none of the Company’s securities were sold pursuant to the offering described in the Registration Statement.

We respectfully request that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Bernard Pinsky, counsel for the Company at (604) 643-3153.

Yours truly,

YELLOWCAKE MINING INC.

Per: “William Tafuri”

William Tafuri

President and Chief Executive Officer

cc:	Clark Wilson LLP
Attention:	Bernard Pinsky